

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 2, 2018

Tim Alavathil
Chief Financial Officer
Neulion, Inc.
1600 Old Country Road
Plainview, NY 11803

  Re: NeuLion, Inc.
    Form 10-K for the Year Ended December 31, 2016
    Filed March 1, 2017
    File No. 000-53620

Dear Mr. Alavathil:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence by the staff.

              Division of Corporation Finance
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